Mail Stop 7010

									January 11, 2006

Rolf Engh, General Counsel
The Valspar Corporation
1101 Third Street South
Minneapolis, Minnesota 55415


Re:	The Valspar Corporation
	Form S-4
	Amended November 16, 2005
	File No. 333-128753

Dear Mr. Engh:

      We have reviewed your response letter dated January 10, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

1. In regard to your response to prior comment two in your letter dated January 10, 2005, please provide the following additional information:

* Clarify what claims data was utilized in the actuarial studies conducted during 2005. Did the studies analyze the original outstanding claims that necessitated the $24.5M reserve taken in 2003, or, did the studies include current claims? If only the original claims were considered, please explain to us how the actuarial findings impacted your accounting for current claims. Alternatively, if the studies included data on current claims, please tell us if the reversals taken during 2005 only related to claims that resulted in the original $24.5M charge and help us understand how your accounting for current claims is appropriate.
* Explain why prior actuarial studies did not consider data on open purchase orders and how you have considered the adequacy of your reserves, excluding the $24.5M reserve, in light of this new information.
* Explain how you determined the amount of the reversal related to open claims and why you concluded that these reserves are no longer necessary.
* Tell us the remaining balance of the original $24.5M reserve and explain why you believe this reserve is probable and has been reasonably estimated. It appears to us that the strategic initiatives and operational changes you implemented have been in place for some time, particularly in light of prior correspondence that indicated that claims are typically incurred during the early years of a warranty period. In addition, we note that you indicate if the results and trends in your business seen in 2004 and 2005 continue into 2006, the reserve would substantially be depleted. It is not clear to us if you are implying that an additional reversal may occur in 2006. It is not clear to us why you have been unable to provide more accurate estimates.
* Given the new information resulting from the actuarial reports and the subsequent reversals of your reserve, explain to us why you believe you have the ability to reasonably estimate the costs associated with your warranties. In addition, explain to how you continue to believe that you have sufficient historical evidence of the costs of performing services under these contracts such that recognizing revenues on the basis of costs incurred is appropriate.

2. We have reviewed your proposed disclosure under critical accounting policies. Please revise your disclosures to include a more specific and comprehensive explanation of the impact of claim frequency and claim severity in estimating your original $24.5M reserve and how changes in these assumptions resulted in subsequent reversals.


Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may contact Patricia Armelin, Staff
Accountant, at (202) 551-3747 or Anne McConnell, Senior
Accountant,
at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or in his absence Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

									Sincerely,


								Assistant Director
								Pamela A. Long

CC:	Martin R. Rosenbaum, Esq.
	(612) 642-8326
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Rolf Engh, General Counsel
The Valspar Corporation
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE